Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108069

Prospectus

$180,000,000

Credence Systems Corporation

1.50% Convertible Subordinated Notes due 2008

15,915,119 Shares of Common Stock

This prospectus relates to $180,000,000 aggregate principal amount of our 1.50% Convertible Subordinated Notes due 2008 (the “Notes”) and 15,915,119 shares of our Common Stock, par value $0.001 per share (the “Common Stock”), which are initially issuable upon conversion of the Notes plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as the result of any adjustment to the conversion price. We issued the Notes in a private placement in June 2003. The initial purchaser resold the Notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in accordance with Regulation S under the Securities Act. This prospectus will be used by the selling securityholders to resell their Notes and the Common Stock issuable upon conversion of their Notes.

Interest on the Notes is payable on May 15 and November 15 of each year, beginning on November 15, 2003. The Notes are convertible by holders into shares of our Common Stock at a conversion price of $11.31 per share (subject to adjustment in certain events) at any time following issuance of the Notes, unless we previously have repurchased the Notes or unless the Notes have matured.

The Notes will mature on May 15, 2008.

The Notes are our unsecured obligations and are subordinated in right of payment to all of our senior debt. Under certain circumstances, holders of the Notes will have the right to require us to repurchase all or any part of the Notes at a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and liquidated damages, if any, up to but excluding the repurchase date.

We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations. We will not receive any proceeds from the sale of the Notes and the shares of Common Stock issuable upon conversion of the Notes by the selling securityholders but we have agreed to pay certain registration expenses.

Our Common Stock is quoted on the Nasdaq National Market under the symbol “CMOS”. The last reported price of our Common Stock on November 24, 2003 was $15.28 per share.

Investing in the Notes and the shares of Common Stock issuable upon conversion of the Notes involves substantial risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 25, 2003.

Neither we nor the selling securityholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that we have made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about the semiconductor capital equipment industry, and our beliefs and assumptions. We intend words such as “anticipate,” expect,” “intend,” “plan,” “believe,” “estimate” and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We describe these risks and uncertainties under “Risk Factors” beginning on page 4 and elsewhere in this document and the documents incorporated by reference herein. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date on which the forward-looking statement was made.

We are not obligated to update these forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the Notes and the Common Stock issuable upon conversion of the Notes offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information, please refer to the registration statement and its exhibits and schedules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	our annual report on Form 10-K for the fiscal year ended October 31, 2002;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended January 31, 2003, April 30, 2003 and July 31, 2003;

•	our current reports on Form 8-K dated May 22, 2003 and June 2, 2003;

•	the description of our Common Stock contained in our registration statement on Form 8-A dated September 10, 1993, as amended on October 21, 1993, and any other amendment or report filed for the purpose of updating such description; and

•	the description of our Common Stock purchase rights contained in our registration statement on Form 8-A dated June 19, 1998, and any other amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this prospectus. Any statement made in a document incorporated or deemed incorporated in this prospectus by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated in this prospectus by reference, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to in this prospectus or in such document incorporated herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated herein; each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated in these filings and a copy of the indenture and registration rights agreement referred to in this prospectus at no cost by request directed to us at the following address and telephone number: Credence Systems Corporation, 215 Fourier Avenue, Fremont, California 94539, Attention: Investor Relations, or by telephone to Investor Relations at (510) 657-7400.

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus. When we refer to “we,” “us,” “our,” or “the Company,” we mean Credence Systems Corporation and its subsidiaries, unless the context indicates otherwise. Unless otherwise indicated, references to “2003” mean our fiscal year ending October 31, 2003, references to “2002” mean our fiscal year ended October 31, 2002, references to “2001” mean our fiscal year ended October 31, 2001, references to “2000” mean our fiscal year ended October 31, 2000 and references to “1999” mean our fiscal year ended October 31, 1999.

Credence Systems Corporation

We design, manufacture, sell and service engineering validation test and automatic test equipment, or ATE, used for testing semiconductor integrated circuits, or ICs. We also develop, license and distribute software products that provide automation solutions in the design and test flow fields. We serve a broad spectrum of the semiconductor industry’s testing needs through a wide range of products that test digital logic, mixed-signal, system-on-a-chip, radio frequency, volatile, and static and non-volatile memory semiconductors. We utilize our proprietary technologies to design products which are intended to provide a lower total cost of ownership than many competing products currently available while meeting the increasingly demanding performance requirements of today’s engineering validation test and ATE markets. Our hardware products are designed to test semiconductors at two stages of their lifecycle; first, at the prototype stage and second, as they are produced in high volume. Our software products enable design and test engineers to develop and troubleshoot production test programs prior to fabrication of the device prototype. Collectively, our customers include major semiconductor manufacturers, fabless design houses, foundries and assembly and test services companies.

We were incorporated in California in 1982 and reincorporated in Delaware in October 1993. Our principal executive offices are located at 215 Fourier Avenue, Fremont, California 94539. Our telephone number is (510) 657-7400.

The Offering

Issuer	Credence Systems Corporation, a Delaware corporation

Securities Offered	$180,000,000 aggregate principal amount of 1.50% Convertible Subordinated Notes due 2008.

Maturity	May 15, 2008.

Interest	The Notes bear interest at an annual rate of 1.50%.

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2003.

Conversion Rights	The Notes are convertible at the option of the holder at any time prior to maturity, into shares of our Common Stock at a conversion price of $11.31 per share, subject to adjustment in certain events. This is equivalent to a conversion rate of approximately 88.4173 shares per $1,000 of Notes. See “Description of Notes—Conversion Rights.”

Repurchase at the Option of Holders	Upon the occurrence of a designated event (a change of control or a termination of trading as defined in this prospectus), holders of the Notes will have the right, subject to certain restrictions and conditions, to require us to repurchase all or any part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest and liquidated damages, if any, up to but excluding the repurchase date. See “Description of Notes—Repurchase at Option of Holders Upon a Designated Event” and “Risk Factors—Our ability to repurchase Notes if a designated event occurs or to pay the Notes at maturity is limited.”

Subordination

The Notes are our general unsecured obligation and are subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries.

As of October 31, 2003, we had no outstanding indebtedness that would have constituted senior debt.

The indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee. See “Description of Notes—Subordination” and “Risk Factors—Risks Related to Ownership of the Notes—The Notes are subordinated to our senior debt and all the obligations of our subsidiaries.”

Registration Rights	We have filed with the SEC under the Securities Act a registration statement, of which this prospectus is a part, related to resales of the Notes and the Common Stock issuable upon conversion of the Notes. If, in certain circumstances, the use of such registration statement is suspended, we will be required to pay liquidated damages to holders of the Notes and holders of the Common Stock issued upon conversion of the Notes. See “Description of Notes—Registration Rights.”

Use of Proceeds	We will not receive any proceeds from the sale of the Notes and the shares of Common Stock issuable upon conversion of the Notes by the selling securityholders but we have agreed to pay certain registration expenses. See “Use of Proceeds.”

Form	The Notes have been issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes—Book-Entry; Delivery and Form; Global Notes.”

Trading	The Notes issued in the initial private placement are eligible for trading in the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the Notes on any other national securities exchange or automated quotation system. Our Common Stock is quoted on the Nasdaq National Market under the symbol “CMOS”.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the nine months ended July 31, 2003 and each of the five most recent fiscal years.

	Nine months ended July 31, 2003	Year ended October 31,
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	N/A	N/A	N/A	35.3	1.6	N/A

For the purposes of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of interest expense and a portion of the rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $163.6 million, $155.6 million and $45.1 million for the fiscal years ended October 31, 2002, October 31, 2001 and October 31, 1998, respectively and by $90.5 million for the nine months ended July 31, 2003.

RISK FACTORS

An investment in the Notes and the shares of Common Stock issuable upon conversion of the Notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus before buying the Notes or the shares of Common Stock issuable upon conversion of the Notes.

Risks Related to Our Business

Our operating results have fluctuated significantly which has and may continue to adversely affect our stock price.

A variety of factors affect our results of operations. The above graph illustrates that our quarterly net sales and operating results have fluctuated significantly. We believe they will continue to fluctuate for several reasons, including:

•	worldwide economic conditions in the semiconductor industry in general and the capital equipment industry specifically;

•	manufacturing capacity and ability to volume produce systems, including our newest systems, and meet customer requirements;

•	timing of new product announcements and new product releases by us or our competitors;

•	market acceptance of our new products and enhanced versions of existing products;

•	manufacturing inefficiencies associated with the start-up of our new products, changes in our pricing or payment terms and cycles, and those of our competitors, customers and suppliers;

•	write-offs of excess and obsolete inventories and accounts receivable that are not collectible;

•	labor and materials supply constraints;

•	patterns of capital spending by our customers, delays, cancellations or rescheduling of customer orders due to customer financial difficulties or otherwise;

•	changes in overhead absorption levels due to changes in the number of systems manufactured, the timing and shipment of orders, availability of components including custom integrated circuits, or ICs, subassemblies and services, customization and reconfiguration of our systems and product reliability;

•	expenses associated with alliances and acquisitions including expenses charged for any impaired intangible assets and goodwill;

•	operating expense reductions associated with cyclical industry downturns, including costs relating to facilities consolidations and related expenses;

•	the proportion of our direct sales and sales through third parties, including distributors and OEMs, the mix of products sold, the length of manufacturing and sales cycles, and product discounts;

•	natural disasters, political and economic instability, currency fluctuations, regulatory changes and outbreaks of hostilities and of Severe Acute Respiratory Syndrome (“SARS”), especially in Asia;

•	our ability to attract and retain qualified employees in a competitive market; and

•	unexpected delays in completion of our IT outsourcing project.

We intend to introduce new products and product enhancements in the future, the timing and success of which will affect our business, financial condition and results of operations. Our gross margins on system sales have varied significantly and will continue to vary significantly based on a variety of factors including:

•	manufacturing inefficiencies;

•	long-term pricing reductions by us and our competitors and pricing by our suppliers;

•	hardware and software product sales mix;

•	inventory write-downs;

•	manufacturing volumes;

•	new product introductions;

•	product reliability;

•	overhead absorption levels and the rate of capacity utilization;

•	customization and reconfiguration of systems;

•	international and domestic sales mix and field service margins; and

•	facility relocations and closures.

New and enhanced products typically have lower gross margins in the early stages of commercial introduction and production. Although we have recorded and continue to record inventory write-downs, product warranty costs, and deferred revenue, we cannot be certain that our estimates will be adequate.

We cannot forecast with any certainty the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results have fallen and may continue to fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations has adversely affected the market price of our common stock and may continue to do so. In addition, our need for continued significant expenditures for research and development, marketing and other expenses for new products, capital equipment purchases and worldwide training and customer service and support will impact our sales and operations results in the future.

Other significant expenditures may make it difficult for us to reduce our significant fixed expenses in a particular period if we do not meet our net sales goals for that period. Many of these expenses are fixed and will be difficult to reduce in a particular period if our net sales goal for that period is not met. As a result, we cannot be certain that we will be profitable in the future.

The semiconductor industry has been cyclical.

Our revenue growth has been materially adversely affected by the cyclical downturn in the semiconductor industry and its resulting impact upon the semiconductor equipment sector. There is uncertainty as to if and when the next cyclical growth phase will occur. The downturn has contributed to weakened order activity, order cancellation activity, and customer-requested shipment delays from our existing backlog. This business weakness is worldwide, but we see it in particular with customers in Asia. Until such time as we return to a growth period, we expect a continuing volatility in order activity. Revenue levels remained under pressure throughout fiscal 2003 due to the prolonged cyclical downturn and uncertainty over the start of the next cyclical growth phase. Revenues may decline thereafter due to the uncertainty of a sustainable recovery in the semiconductor and related capital equipment industry. As a result of the cyclical downturn, in fiscal 2001 we reduced our worldwide workforce by approximately 23%, or more than 400 people. In fiscal 2002, we reduced our worldwide workforce by 21%, or about 245 people. In fiscal 2003, we reduced our worldwide workforce by approximately 70 people in the first quarter and another 163 people in the third quarter, excluding the effect of the acquisitions. We took charges related to these reductions in force of approximately $2.2 million in the third quarter of fiscal 2003 and $1.2 million in the first quarter of fiscal 2003, approximately $5.7 million in the fourth quarter of fiscal 2002, and approximately $3.2 million throughout fiscal 2001. Additionally, remaining employees were required to take time off during certain periods throughout fiscal 2001 through 2003. Other initiatives during these three fiscal years included a temporary domestic and European pay cut during 2001 and 2002, a domestic salary realignment in 2003, a four-day work week for most manufacturing and some operating employees, the consolidation and reorganization of certain functions and operations, and the curtailment of discretionary expenses. If we continue to reduce our workforce or adopt additional cost-saving measures, it may adversely impact our ability to respond rapidly to any renewed growth opportunities in the future should they occur.

As a result of the rapid and steep decline in revenue during this latest downturn, we continue to monitor our inventory levels in light of product development changes and a possible eventual upturn. We recorded a charge of $9.4 million in the fourth fiscal quarter of 2002 for the write down of excess inventories. We recorded special charges in cost of sales of $1.9 million in the third fiscal quarter of 2003 related to a settlement with an inventory supplier and spare part write-downs associated with a discontinued product line. At July 31, 2003, approximately 25% and 10% of the net inventory balances were for our older Quartet mixed signal and Kalos non-volatile memory product families, respectively. With the recent introduction of the personal version of Kalos II, the Company will be scrutinizing the value of the current Kalos I inventory in light of the upcoming product transition to Kalos II. The Company believes that the current inventory values are fairly stated based on information available to date. However, the value of the Kalos inventory will depend on factors such as the general economic conditions of the flash memory IC market, product development schedules for the production versions of the Kalos II and ultimately the success of the Kalos II product in the marketplace. We may be required to take additional charges for excess and obsolete inventory and impairment of fixed assets if this prolonged industry downturn causes further reductions to our current inventory valuations, the value of our long-term assets or changes our current product development plans.

Our business and results of operations depend largely upon the capital expenditures of manufacturers of semiconductors and companies that specialize in contract packaging and/or testing of semiconductors. This includes manufacturers and contractors that are opening new or expanding existing fabrication facilities or upgrading existing equipment, which in turn depend upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. The semiconductor industry has been highly cyclical with recurring periods of oversupply, which often has had a severe effect on the semiconductor industry’s demand for test equipment, including the systems we manufacture and market. We believe that the markets for newer generations of semiconductors will also be subject to similar fluctuations.

As a result of the cyclical downturn of the semiconductor industry, we have experienced shipment delays, delays in commitments and restructured purchase orders by customers and we expect this activity to continue. In addition, we believe that fears surrounding Severe Acute Respiratory Syndrome (“SARS”) have contributed to slower bookings in the semiconductor industry. Accordingly, we cannot be certain that we will be able to achieve or maintain our current or prior level of sales or rate of growth. We anticipate that a significant portion of new orders may depend upon demand from semiconductor device manufacturers building or expanding fabrication facilities and new device testing requirements that are not addressable by currently installed test equipment, and there can be no assurance that such demand will develop to a significant degree, or at all. In addition, our business, financial condition or results of operations may continue to be materially adversely affected by any factor materially adversely affecting the semiconductor industry in general or particular segments within the semiconductor industry.

We have a limited backlog and obtain most of our net sales from products that typically range in price from $0.2 million to $2 million, which can result in fluctuations of quarterly results.

Other than certain memory products and software products, for which the price range is typically below $50,000, we obtain most of our net sales from the sale of a relatively few number of systems that typically range in price from $0.2 million to $2.0 million. This has resulted and could continue to result in our net sales and operating results for a particular period being significantly impacted by the timing of recognition of revenue from a single transaction. Our net sales and operating results for a particular period could also be materially adversely affected if an anticipated order from just one customer is not received in time to permit shipment during that period. Backlog at the beginning of a quarter typically does not include all orders necessary to achieve our sales objectives for that quarter. Orders in backlog are subject to cancellation, delay, deferral or rescheduling by customers with limited or no penalties. Throughout fiscal 2001 to the present, we have experienced customer-requested shipment delays and order cancellations, and we believe it is probable that orders will be canceled and delayed in the future. Consequently, our quarterly net sales and operating results have in the past, and will in the future, depend upon our obtaining orders for systems to be shipped in the same quarter in which the order is received.

In the past, some of our customers have placed orders with us for more systems than they ultimately required. We believe that in the future some of our customers may, from time to time, place orders with us for more systems than they will ultimately require, or they will order a more rapid delivery than they will ultimately require. For this reason, our backlog may include customer orders in excess of those that will actually be delivered.

Furthermore, we generally ship products generating most of our net sales near the end of each quarter. Accordingly, our failure to receive an anticipated order or a delay or rescheduling in a shipment near the end of a particular period or a delay in receiving customer acceptance from a customer may cause net sales in a particular period to fall significantly below expectations, which could have a material adverse effect on our business, financial condition or results of operations. The relatively long manufacturing cycle of many of our testers has caused and could continue to cause future shipments of testers to be delayed from one quarter to the next. Furthermore, as our competitors announce new products and technologies, customers may defer or cancel purchases of our existing systems. We cannot forecast the impact of these and other factors on our sales and operating results.

We may continue to experience delays in development, introduction, production in volume, and recognition of revenue from sales of our products.

We have in the past experienced significant delays in the introduction, volume production and sales of our new systems and related feature enhancements. In the past, we experienced significant delays in the introduction of our Octet, ValStar 2000 and Kalos series testers as well as certain enhancements to our other testers. The Octet tester was first shipped in October 2002 and at this time there are a small number of systems in the field undergoing evaluation by customers. Minimal revenue has been recognized from the Octet product family. These delays have been primarily related to our inability to successfully complete product hardware and software engineering within the time frame originally anticipated, including design errors and redesigns of ICs. As a result, some customers have experienced significant delays in receiving and using our testers in production. In addition, under our revenue recognition policy that is in accordance with SAB 101, we defer revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of generally recognizing revenue upon shipment. We introduced several new systems and products during fiscal 2002 and 2003. Revenues from sales of those new systems and products may be deferred until the revenue recognition requirements of our revenue recognition policy are satisfied. Delays in introducing a product or delays in our ability to obtain customer acceptance, if they occur in the future, will delay the recognition of revenue and gross profit by us. We cannot be certain that these or additional difficulties will not continue to arise or that delays will not continue to materially adversely affect customer relationships and future sales. Moreover, we cannot be certain that we will not encounter these or other difficulties that could delay future introductions or volume production or sales of our systems or enhancements and related software tools. In the past, we have incurred and we may continue to incur substantial unanticipated costs to ensure the functionality and reliability of our testers and to increase feature sets. If our systems continue to have reliability, quality or other problems, or the market perceives our products to be feature deficient, we may continue to suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses, and/or inventory write-offs, among other effects. Our failure to have a competitive tester and related software tools available when required by a customer could make it substantially more difficult for us to sell testers to that customer for a number of years. We believe that the continued acceptance, volume production, timely delivery and customer satisfaction of our newer digital, mixed signal and non-volatile memory testers are of critical importance to our future financial results. As a result, our inability to correct any technical, reliability, parts shortages or other difficulties associated with our systems or to manufacture and ship the systems on a timely basis to meet customer requirements could damage our relationships with current and prospective customers and would continue to materially adversely affect our business, financial condition and results of operations.

Competition in the ATE market requires rapid technological enhancements and new products and services.

Our ability to compete in the Automatic Test Equipment, or ATE, market depends upon our ability to successfully develop and introduce new hardware and software products and enhancements and related software tools with enhanced features on a timely and cost-effective basis, including products under development internally as well as products obtained in acquisitions. Our customers require testers and software products with additional features and higher performance and other capabilities. Therefore, it is necessary for us to enhance the performance and other capabilities of our existing systems and software products and related software tools, or develop new systems and software products and related software tools, to adequately address these requirements. Any success we may have in developing new and enhanced systems and software products and new features to our existing systems and software products will depend upon a variety of factors, including:

•	product selection;

•	timely and efficient completion of product design;

•	implementation of manufacturing and assembly processes;

•	successful coding and debugging of software;

•	product performance;

•	reliability in the field; and

•	effective worldwide sales and marketing.

Because we must make new product development commitments well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new hardware and software products or enhancements and related software tools. Our inability to introduce new products and related software tools that contribute significantly to net sales, gross margins and net income would have a material adverse effect on our business, financial condition and results of operations. New product or technology introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. If we introduce new products, existing customers may curtail purchases of the older products and delay new product purchases. In addition, weakness in IC demand may cause integrated device manufacturers, or IDMs, to curtail or discontinue the outsourcing of testing to test houses, relying instead on in-house testing. Because less of our market share is from IDMs, this trend may reduce the demand for our products. Any decline in demand for our hardware or software products could have a materially adverse effect on our business, financial condition or results of operations.

The fluctuations in our sales and operations have placed and are continuing to place a considerable strain on our management, financial, manufacturing and other resources.

Over the last several years we have experienced significant fluctuations in our operating results. In the first nine months of fiscal 2003 our net sales increased by 3% from those recorded in the first nine months of fiscal 2002; however, in fiscal 2002, our net sales fell 45.6% from those recorded in fiscal 2001 as the semiconductor industry continued in a steep cyclical downturn. In fiscal 2002, we generated revenue of $34.6 million in the first quarter and $43.2 million in the fourth quarter an increase of 24.7%. In fiscal 2001, we generated revenue of $136.3 million in the first quarter and $37.0 million in the fourth quarter, a decrease of 72.9%. In fiscal 2000, we generated revenue of $136.3 million in the first quarter and $221.7 million in the fourth quarter, an increase of 62.7%. Since 1993, except for the recent and current cost-cutting efforts and those during fiscal 1998 and the first half of fiscal 1999, we have overall significantly increased the scale of our operations to support periods of generally increased sales levels and expanded product offerings and have expanded operations to address critical infrastructure and other requirements, including the hiring of additional personnel, significant investments in research and development to support product development, acquisition of the new facilities in Oregon and California, further investments in our ERP system and numerous acquisitions. These fluctuations in our sales and operations have placed and are continuing to place a considerable strain on our management, financial, manufacturing and other resources. In order to effectively deal with the changes brought on by the cyclical nature of the industry, we have been required to implement and improve a variety of highly flexible operating, financial and other systems, procedures and controls capable of expanding, or contracting consistent with our business. However, we cannot be certain that any existing or new systems, procedures or controls, including our ERP system, will be adequate to support fluctuations in our operations or that our systems, procedures and controls will be cost-effective or timely. Any failure to implement, improve and expand or contract such systems, procedures and controls efficiently and at a pace consistent with our business could have a material adverse effect on our business, financial condition or results of operations.

We are continuing to invest significant resources in the expansion of our product lines and there is no certainty that our net sales will increase or remain at historical levels or that new products will contribute to revenue growth.

We are currently devoting and intend to continue to devote significant resources to the development, production and commercialization of new products and technologies. During fiscal 2001, we primarily introduced products that are either evolutions or derivatives of existing products. During fiscal 2002, we introduced several products that are evolutions or derivatives of existing products as well as products that are largely new. Under our revenue recognition policy adopted in accordance with SAB 101, we defer revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of recognizing revenue upon shipment. Product introduction delays, if they occur in the future, will delay the recognition of revenue and gross profit and may result in delayed cash receipts by us that could materially adversely affect our business, financial condition and results of operations. We invested and continue to invest significant resources in plant and equipment, purchased and leased facilities, inventory, personnel and other costs to begin or prepare to increase production of these products. A significant portion of these investments will provide the marketing, administration and after-sales service and support required for these new hardware and software products. Accordingly, we cannot be certain that gross profit margin and inventory levels will not continue to be materially adversely affected by delays in new product introductions or start-up costs associated with the initial production and installation of these new product lines. We also cannot be certain that we can manufacture these systems per the time and quantity required by our customers. The start-up costs include additional manufacturing overhead, additional inventory and warranty reserve requirements and the enhancement of after-sales service and support organizations. In addition, the increases in inventory on hand for new product development and customer support requirements have increased and will continue to increase the risk of significant inventory write-offs. We cannot be certain that our net sales will increase or remain at historical levels or that any new products will be successfully commercialized or contribute to revenue growth or that any of our additional costs will be covered.

The ATE industry is intensely competitive which can adversely affect our ability to maintain our current net sales and our revenue growth.

With the substantial investment required to develop test application software and interfaces, we believe that once a semiconductor manufacturer has selected a particular ATE vendor’s tester, the manufacturer is likely to use that tester for a majority of its testing requirements for the market life of that semiconductor and, to the extent possible, subsequent generations of similar products. As a result, once an ATE customer chooses a system for the testing of a particular device, it is difficult for competing vendors to achieve significant ATE sales to such customer for similar use. Our inability to penetrate any particular large ATE customer or achieve significant sales to any ATE customer could have a material adverse effect on our business, financial condition or results of operations.

We face substantial competition from ATE manufacturers throughout the world, as well as several of our customers. We do not currently compete in the production testing of high-end microprocessors, or DRAMs. Moreover, a substantial portion of our net sales is derived from sales of mixed-signal testers. Many competitors have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Certain competitors have introduced or announced new products with certain performance or price characteristics equal or superior to products we currently offer. These competitors have introduced products that compete directly against our products. We believe that if the ATE industry continues to consolidate through strategic alliances or acquisitions, we will continue to face significant additional competition from larger competitors that may offer product lines and services more complete than ours. Our competitors are continuing to improve the performance of their current products and to introduce new products, enhancements and new technologies that provide improved cost of ownership and performance characteristics. New product introductions by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

Moreover, our business, financial condition or results of operations could continue to be materially adversely affected by increased competitive pressure and continued intense price-based competition. We have experienced and continue to experience significant price competition in the sale of our products. In addition, pricing pressures typically become more intense at the end of a product’s life cycle and as competitors introduce more technologically advanced products. We believe that, to be competitive, we must continue to expend significant financial resources in order to, among other things, invest in new product development and enhancements and to maintain customer service and support centers worldwide. We cannot be certain that we will be able to compete successfully in the future.

We may not be able to deliver custom hardware options and software applications to satisfy specific customer needs in a timely manner.

We must develop and deliver customized hardware and software to meet our customers’ specific test requirements. The market requires us to manufacture these systems on a timely basis. Our test equipment may fail to meet our customers’ technical or cost requirements and may be replaced by competitive equipment or an alternative technology solution. Our inability to meet such hardware and software requirements could impact our ability to recognize revenue on the related equipment. Our inability to provide a test system that meets requested performance criteria when required by a device manufacturer would severely damage our reputation with that customer. This loss of reputation may make it substantially more difficult for us to sell test systems to that manufacturer for a number of years which could have a material adverse effect on our business, financial condition or results of operations.

We rely on Spirox Corporation and its customers in Taiwan for a significant portion of our revenues and the termination of this distribution relationship would materially adversely affect our business.

Spirox Corporation, a distributor in Taiwan that sells to end-user customers in Taiwan and China, accounted for approximately 19%, 20% and 13% of our net sales in the first nine months of fiscal 2003 and in fiscal years 2002 and 2001, respectively. Our agreement with Spirox has no minimum purchase commitment and can be terminated for any reason on 180 days prior written notice. Consequently, our business, financial condition and results of operations could be materially adversely affected by the loss of or any reduction in orders by Spirox, any termination of the Spirox relationship, or the loss of any significant Spirox customer, including the potential for reductions in orders by assembly and tester service companies due to technical, manufacturing or reliability problems with our products or continued slowdowns in the semiconductor industry or in other industries that manufacture products utilizing semiconductors. Our ability to maintain or increase sales levels in Taiwan will depend upon:

•	our ability with Spirox to obtain orders from existing and new customers;

•	our ability to manufacture systems on a timely and cost-effective basis;

•	our ability to timely complete the development of our new hardware and software products;

•	Spirox’s and its end-user customers’ financial condition and success;

•	general economic conditions; and

•	our ability to meet increasingly stringent customer performance and other requirements and shipment delivery dates.

Our long and variable sales cycle depends upon factors outside of our control and could cause us to expend significant time and resources prior to earning associated revenues.

Sales of our systems depend in part upon the decision of semiconductor manufacturers to develop and manufacture new semiconductor devices or to increase manufacturing capacity. As a result, sales of our products are subject to a variety of factors we cannot control. The decision to purchase our products generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. For these and other reasons, our systems have lengthy sales cycles during which we may expend substantial funds and management effort to secure a sale, subjecting us to a number of significant risks, including a risk that our competitors may compete for the sale, a further downturn in the economy or other economic factors causing our customers to withdraw or delay their orders or a change in technological requirements of the customer. As a result, our business, financial condition and results of operations would be materially adversely affected by our long and variable sales cycle and the uncertainty associated with expending substantial funds and effort with no guarantee that a sale will be made.

When we engage in acquisitions, we will incur a variety of costs, and the anticipated benefits of the acquisitions may never be realized.

We have developed in large part through mergers and acquisitions of other companies and businesses. We intend in the future to pursue additional acquisitions of product lines, technologies and businesses. We may utilize cash or we may continue to issue debt or equity securities to pay for future acquisitions, which may be dilutive to then current stockholders. We have also incurred and may continue to incur certain liabilities or other expenses in connection with acquisitions, which have affected and could continue to materially adversely affect our business, financial condition and results of operations.

In addition, acquisitions involve numerous other risks, including:

•	difficulties assimilating domestic and international operations, personnel, technologies, sales channels and products of the acquired companies;

•	diversion of our management’s attention from other business concerns;

•	increased complexity and costs associated with international and domestic internal management structures;

•	risks of entering markets in which we have no or limited experience; and

•	the potential loss of key employees or key business relationships of the acquired companies.

For these reasons, we cannot be certain what effect future acquisitions may have on our business, financial condition and results of operations.

Changes to financial accounting standards may affect our reported results of operations.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting rules affecting many aspects of our business, including rules relating to accounting for business combinations, asset impairment, revenue recognition, restructuring of operations, arrangements involving multiple deliverables, consolidation of variable interest entities, employee stock purchase plans and stock option grants have recently been revised or are currently under review. Changes to those rules or current interpretation of those rules may have a material adverse effect on our reported financial results or on the way we conduct our business. For example, effective November 1, 1999, we changed our method of accounting for systems revenue based on guidance provided in SAB 101. Adoption of SAB 101 required us to restate our quarterly results for the seven fiscal quarters ended July 31, 2001 (see Note 1 of the Notes to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended October 31, 2002 for further discussion). In addition, the preparation of our financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

Also, on June 29, 2001, the Financial Accounting Standards Board (“FASB”) pronounced under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”) that purchased goodwill should not be amortized, but rather, it should be periodically reviewed for impairment. Such impairment could be caused by internal factors as well as external factors beyond our control. The FASB has further determined that at the time goodwill is considered impaired an amount equal to the impairment loss should be charged as an operating expense in the statement of operations. The timing of such an impairment (if any) of goodwill acquired in past and future transactions is uncertain and difficult to predict. Our results of operations in periods following any such impairment could be materially adversely affected.

In addition, there has been an ongoing public debate whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value such charges. If we were to elect or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant compensation charges. Although we are currently not required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair market value and for shares issued under our employee stock purchase plan, it is possible that future laws or regulations will require us to treat all stock-based compensation as a compensation expense using the fair value method.

Our executive officers and certain key personnel are critical to our business.

Our future operating results depend substantially upon the continued service of our executive officers and key personnel, none of whom are bound by an employment or non-competition agreement. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel is intense, and we cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire personnel over time. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

Our international business exposes us to additional risks.

International sales accounted for approximately 62%, 55%, and 61% of our total net sales for the first nine months of fiscal 2003 and fiscal 2002 and 2001, respectively. We anticipate that international sales will continue to account for a significant portion of our total net sales in the foreseeable future. These international sales will continue to be subject to certain risks, including:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	political and economic instability;

•	the adverse effect of fears surrounding any recurrence of SARS on our business and sales and that of our customers, especially in Taiwan, Hong Kong and China;

•	an outbreak of hostilities in markets where we sell our products, including Korea and Israel;

•	integration and management of foreign operations of acquired businesses;

•	foreign currency exchange rate fluctuations;

•	difficulties with distributors, joint venture partners, original equipment manufacturers, foreign subsidiaries and branch operations;

•	potentially adverse tax consequences; and

•	difficulty in accounts receivable collection.

We are also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor equipment and software products. We cannot predict whether the import and export of our products will be adversely affected by changes in or new quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations. Net sales to the Asia-Pacific region accounted for approximately 42%, 42% and 38% of our total net sales in the first nine months of fiscal 2003 and fiscal years 2002 and 2001, respectively, and thus demand for our products is subject to the risk of economic instability in that region and fears surrounding SARS and could continue to be materially adversely affected. Countries in the Asia-Pacific region, including Korea and Japan, have experienced weaknesses in their currency, banking and equity markets in the recent past. These weaknesses could continue to adversely affect demand for our products, the availability and supply of our product components and our consolidated results of operations. Further, many of our customers in the Asia-Pacific region built up capacity in ATE during fiscal 2000 in anticipation of a steep ramp up in wafer fabrication. However, this steep ramp-up in output has not fully materialized leaving some customers with excess capacity.

Two end-user customers headquartered in Europe accounted for approximately 13% and 11%, respectively, of our net sales in fiscal 2001 and one end-user customer headquartered in Taiwan accounted for 17% of our net sales in fiscal 2000. No single foreign end-user customer accounted for more than 10% of our net sales in fiscal 2002 or in the first nine months of 2003.

In addition, one of our major distributors, Spirox Corporation, is a Taiwan-based company. This subjects a significant portion of our receivables and future revenues to the risks associated with doing business in a foreign country, including political and economic instability, currency exchange rate fluctuations, fears related to SARS and regulatory changes. Disruption of business in Asia caused by the previously mentioned factors could continue to have a material impact on our business, financial condition or results of operations.

If the protection of proprietary rights is inadequate, our business could be harmed.

We attempt to protect our intellectual property rights through patents, copyrights, trademarks, maintenance of trade secrets and other measures, including entering into confidentiality agreements. However, we cannot be certain that others will not independently develop substantially equivalent intellectual property or that we can meaningfully protect our intellectual property. Nor can we be certain that our patents will not be invalidated, deemed unenforceable, circumvented or challenged, or that the rights granted thereunder will provide us with competitive advantages, or that any of our pending or future patent applications will be issued with claims of the scope we seek, if at all. Furthermore, we cannot be certain that others will not develop similar products, duplicate our products or design around our patents, or that foreign intellectual property laws, or agreements into which we have entered will protect our intellectual property rights. Inability or failure to protect our intellectual property rights could have a material adverse effect upon our business, financial condition and results of operations. In addition, from time to time we encounter disputes over rights and obligations concerning intellectual property, including disputes with parties with whom we have licensed technologies. We cannot assume that we will prevail in any such intellectual property disputes. We have been involved in extensive, expensive and time-consuming reviews of, and litigation concerning, patent infringement claims.

Our business may be harmed if we are found to infringe proprietary rights of others.

We have at times been notified that we may be infringing intellectual property rights of third parties and we have litigated patent infringement claims in the past. We expect to continue to receive notice of such claims in the future. We cannot be certain of the success in defending patent infringement claims or claims for indemnification resulting from infringement claims.

Some of our customers have received notices from Mr. Jerome Lemelson alleging that the manufacture of semiconductor products and/or the equipment used to manufacture semiconductor products infringes certain patents issued to Mr. Lemelson. We have been notified by customers that we may be obligated to defend or settle claims that our products infringe Mr. Lemelson’s patents, and that if it is determined that the customers infringe Mr. Lemelson’s patents, those customers may intend to seek indemnification from us for damages and other related expenses.

We cannot be certain of success in defending current or future patent or other infringement claims or claims for indemnification resulting from infringement claims. Our business, financial condition and results of operations could be materially adversely affected if we must pay damages to a third party or suffer an injunction or if we expend significant amounts in defending any such action, regardless of the outcome. With respect to any claims, we may seek to obtain a license under the third party’s intellectual property rights. We cannot be certain, however, that the third party will grant us a license on reasonable terms or at all. We could decide, in the alternative, to continue litigating such claims. Litigation has been and could continue to be extremely expensive and time consuming, and could materially adversely affect our business, financial condition or results of operations, regardless of the outcome.

We may be materially adversely affected by legal proceedings.

We have been and may in the future be subject to various legal proceedings, including claims that involve possible infringement of patent or other intellectual property rights of third parties. It is inherently difficult to assess the outcome of litigation matters, and there can be no assurance that we will prevail in any litigation. Any such litigation could result in substantial cost and diversion of our efforts, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in loss of our property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could materially adversely affect our business, financial condition or results of operations.

There are limitations on our ability to find the supplies and services necessary to run our business.

We obtain certain components, subassemblies and services necessary for the manufacture of our testers from a limited group of suppliers. We do not maintain long-term supply agreements with most of our vendors and we purchase most of our components and subassemblies through individual purchase orders. The manufacture of certain of our components and subassemblies is an extremely complex process. We also rely on outside vendors to manufacture certain components and subassemblies and to provide certain services. We have experienced and continue to experience significant reliability, quality and timeliness problems with several critical components including certain custom integrated circuits. We cannot be certain that these or other problems will not continue to occur in the future with our suppliers or outside subcontractors. Our reliance on a limited group of suppliers and on outside subcontractors involves several risks, including an inability to obtain an adequate supply of required components, subassemblies and services and reduced control over the price, timely delivery, reliability and quality of components, subassemblies and services. Shortages, delays, disruptions or terminations of the sources for these components and subassemblies have delayed, and in the future may delay, shipments of our systems and new products and could have a material adverse effect on our business. Our continuing inability to obtain adequate yields or timely deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture such components internally could also have a material adverse effect on our business, financial condition or results of operations. Such delays, shortages and disruptions would also damage relationships with current and prospective customers and have and could continue to allow competitors to penetrate our customer accounts. We cannot be certain that our internal manufacturing capacity or that of our suppliers and subcontractors will be sufficient to meet customer requirements.

Terrorist attacks, terrorist threats, geopolitical instability and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock price.

The terrorist attacks in September 2001 in the United States and ensuing events and the resulting decline in consumer confidence has had a material adverse effect on the economy. In addition, any similar future events may disrupt our operations or those of our customers and suppliers. Our markets currently include Korea and Israel, which are experiencing political instability. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the U.S. and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. That Act also requires the SEC to promulgate new rules on a variety of subjects, in addition to rule proposals already made, and Nasdaq has proposed revisions to its requirements for companies that are Nasdaq-listed. We expect these developments to increase our legal compliance costs. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Your ability to recover from Arthur Andersen LLP for any potential financial misstatements is severely limited.

Your ability to recover from Arthur Andersen LLP, the independent auditor of the consolidated financial statements of Integrated Management Systems, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000, incorporated in this prospectus from our Annual Report on Form 10-K for the year ended October 31, 2002 for any potential financial misstatements is severely limited.

Subsequent to completing its audit, and issuing its report relating to, the consolidated financial statements of Integrated Management Systems, Inc. as of and for the periods specified above, Arthur Andersen LLP was convicted of a felony in connection with activities relating to its previous work for other clients and has ceased to audit publicly-held companies. We are unable to predict the impact of this conviction or whether other adverse actions may be taken by governmental or private parties against Arthur Andersen LLP. If Arthur Andersen LLP has no assets available for creditors, you may not be able to recover against Arthur Andersen for any claims you may have under securities or other laws as a result of Arthur Andersen LLP’s role as independent auditors of Integrated Management System, Inc. and as author of the audit report for some of the audited financial statements incorporated by reference in this prospectus.

We are subject to anti-takeover provisions that could delay or prevent an acquisition of our company.

Provisions of our amended and restated certificate of incorporation, shareholders rights plan, equity incentive plans, bylaws and Delaware law may discourage transactions involving a change in corporate control. In addition to the foregoing, our classified board of directors, our shareholders rights plan and the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring us and may adversely affect the voting and other rights of holders of our common stock.

Risks Related to Ownership of the Notes

The Notes are subordinated to our senior debt and all the obligations of our subsidiaries.

The Notes are unsecured and subordinated in right of payment to all of our senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the Notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt. As a result, there may not be sufficient assets remaining to pay amounts due on the Notes then outstanding. Holders of the Notes are our creditors and not creditors of our subsidiaries. The ability of the holders of Notes to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors, including trade creditors. The Notes, therefore, effectively are subordinated to the liabilities, including trade payables, of our subsidiaries.

The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the Notes. As of October 31, 2003, we had no outstanding indebtedness that would have constituted senior debt. We anticipate that from time to time we will incur additional indebtedness and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional indebtedness and other liabilities. See “Description of Notes—Subordination.”

We are not required by the indenture to comply with financial covenants.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to repurchase Notes if a designated event occurs or to pay the Notes at maturity is limited.

Upon the occurrence of a change of control or a termination of trading (as defined in this prospectus), each holder of Notes will have the right, at the holder’s option, to require us to repurchase such holder’s Notes. If any such event were to occur, there can be no assurance that we would have sufficient funds to pay the repurchase price for all Notes tendered by the holders of the Notes. In addition, there can be no assurance that we will have sufficient funds to pay the Notes at maturity. Further, the terms of existing and future financing or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any Notes and paying the Notes at maturity. Also the terms of such agreements may provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. Moreover, the exercise by holders of the Notes of their right to require us to repurchase the Notes could cause a default under such agreements, even if the change of control itself does not result in a default under such agreements, due to the financial effect of such repurchase on us. If a designated event occurs at a time when we are prohibited from purchasing Notes, we could seek the consent of our then existing lenders to the purchase of Notes or we could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing Notes. In such case, our failure to purchase tendered Notes could constitute a default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of Notes.

There can been no assurance that any trading market for the Notes will develop or be maintained.

The initial purchaser may discontinue making a market for the Notes at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of the Notes could be materially adversely affected. The Notes issued in the initial private placement are eligible for trading on the Portal Market; however, we do not intend to apply for listing of the Notes on any securities exchange or automated quotation system. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market.

The liquidity of the trading market in these Notes, and the market price quoted for these Notes, may be materially adversely affected by:

•	changes in the overall market for convertible subordinated securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Notes; and

•	prevailing interest rates.

A variety of factors may cause the price of our stock to be volatile, and this may adversely affect the liquidity and market price of the Notes.

In recent years, the stock market in general, and the market for shares of high-tech companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. For example, for the period November 1, 2001 through November 20, 2003 the price of our Common Stock has ranged from a closing high of $24.64 to a closing low of $6.30. The market price of our Common Stock is likely to continue to fluctuate significantly in the future, including fluctuations unrelated to our performance. We believe that fluctuations of our stock price may be caused by a variety of factors, including:

•	announcements of developments related to our business;

•	fluctuations in our financial results;

•	general conditions in the stock market or around the world, terrorism, or developments in the semiconductor and capital equipment industry and the general economy;

•	sales or purchases of our Common Stock in the marketplace;

•	announcements of our technological innovations or new products or enhancements or those of our competitors;

•	developments in patents or other intellectual property rights;

•	developments in our relationships with customers and suppliers;

•	actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts’ expectations;

•	an outbreak of hostilities, diseases or natural disasters; or

•	acquisition or merger activity and the success in implementing such acquisitions or other business combinations.

Market volatility may adversely affect the market price of our Common Stock, which could affect the liquidity and price of our Notes and could limit our ability to raise capital or make acquisitions.

The large number of shares eligible for future sale could depress our stock price.

If all of the Notes were to be converted at the conversion price of $11.31, approximately 15,915,119 shares of Common Stock would be issuable. Our stock price could be depressed significantly if the holders of the Notes decide to convert their Notes and sell the Common Stock issued upon conversion of the Notes or are perceived by the market as intending to sell them. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the Notes or the shares of Common Stock issuable upon conversion of the Notes by the selling securityholders but we have agreed to pay certain registration expenses.

SELLING SECURITYHOLDERS

We originally issued the Notes on June 2, 2003 and June 5, 2003 to the initial purchaser in a transaction exempt from the registration requirements of the Securities Act. The initial purchaser resold the Notes to persons believed by the initial purchaser to be “qualified institutional buyers” under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the Notes and the shares of Common Stock issuable upon conversion of the Notes.

Any or all of the Notes or Common Stock issuable upon conversion of the Notes may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of Notes or Common Stock that will be held by the selling securityholders upon consummation of any such sales. The names of each selling securityholder, the principal amount of Notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of Common Stock into which such Notes are convertible will be set forth in a prospectus supplement, if required. Unless described in the prospectus supplement, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

The following table sets forth information as of November 21, 2003 regarding the offer and sale of the Notes and the shares of Common Stock issuable upon conversion of the Notes and is based on information provided to us by the selling securityholders.

Name of Selling Securityholders	Aggregate Principal Amount of Notes at Maturity that May be Sold (1)	Percentage of Notes Outstanding Prior to Resale	Number of Shares of Common Stock Beneficially Owned Prior to Conversion	Common Stock Registered Hereby that May be Sold (2)

Arbitex Master Fund, L.P.	$22,500,000	12.50%		1,989,389

St. Thomas Trading, Ltd.	15,891,000	8.83%		1,405,039

Wachovia Securities LLC	15,750,000	8.75%		1,392,572

Clinton Riverside Convertible Portfolio Limited	14,525,000	8.07%		1,284,261

Clinton Multistrategy Master Fund, Ltd.	14,525,000	8.07%		1,284,261

HighBridge International LLC	12,350,000	6.86%		1,091,954

Citigroup Global Markets	10,400,000	5.78%		919,540

Grace Convertible Arbitrage Fund, Ltd.	9,000,000	5.00%		795,755

Man Convertible Bond Master Fund, Ltd.	8,359,000	4.64%		739,080

The Drake Offshore Master Fund, Ltd.	8,000,000	4.44%		707,338

Sunrise Partners Limited Partnership	6,500,000	3.61%	3,600	574,712

KBC Financial Products [Cayman Islands] Ltd.	6,000,000	3.33%		530,503

RCG Latitude Master Fund, Ltd.	5,300,000	2.94%		468,611

Wachovia Securities International Ltd.	5,000,000	2.78%		442,086

Ramius Master Fund, Ltd.	4,050,000	2.25%		358,090

Name of Selling Securityholders	Aggregate Principal Amount of Notes at Maturity that May be Sold (1)	Percentage of Notes Outstanding Prior to Resale	Number of Shares of Common Stock Beneficially Owned Prior to Conversion		Common Stock Registered Hereby that May be Sold (2)

RAM Trading Ltd.	4,000,000	2.22%			353,669

Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	3,500,000	1.94%			309,460

Onyx Fund Holdings, LDC	3,500,000	1.94%			309,460

AIG DKR SandShore Strategic Holding Fund Ltd.	3,000,000	1.67%			265,251

South Dakota Retirement System	2,500,000	1.39%			221,043

DB Equity Opportunities Master Portfolio Ltd.	2,500,000	1.39%			221,043

Polaris Vega Fund L.P.	2,350,000	1.31%			207,780

Forest Global Convertible Fund, Ltd., Class A-5	2,250,000	1.25%			198,938

Van Kampen Harbor Fund	2,000,000	1.11%	3,418,983	(3)	176,834

DeAM Convertible Arbitrage	2,000,000	1.11%			176,834

CNH CA Master Account, L.P.	2,000,000	1.11%			176,834

Deephaven Domestic Convertible Trading Ltd	1,972,000	1.10%			174,358

Quattro Fund Limited	1,600,000	*			141,467

RCG Multi Strategy Master Fund, Ltd.	1,400,000	*			123,784

Zazore Convertible Arbitrage Fund L.P.	1,300,000	*			114,942

Lyxor/Forest Fund Ltd.	1,200,000	*			106,100

Bank Austria Cayman Islands, Ltd.	1,100,000	*			97,259

Xavex Convertible Arbitrage 5 Fund	1,050,000	*			92,838

Guggenheim Portfolio Co. XV, LLC	1,050,000	*			92,838

WPG Convertible Arbitrage Overseas Master Fund	1,000,000	*			88,417

Pyramid Equity Strategies Fund	1,000,000	*			88,417

Meadow IAM Limited	975,000	*			86,206

Clinton Convertible Managed Trading Account 1 Limited	975,000	*			86,206

Zazore Hedged Convertible Fund L.P.	800,000	*			70,733

RCG Halifax Master Fund, Ltd.	750,000	*			66,312

McMahan Securities Co. L.P.	750,000	*			66,312

Allstate Insurance Company	750,000	*	36,000	(4)	66,312

Zurich Institutional Benchmarks Master Fund Ltd	700,000	*			61,892

Zazore Income Fund L.P.	700,000	*			61,892

Forest Fulcrum Fund LP	650,000	*			57,471

Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	600,000	*			53,050

KBC Financial Products USA Inc.	500,000	*			44,208

Zurich Institutional Benchmark	400,000	*			35,366

Lyxor Master Fund	400,000	*			35,366

LLT Limited	350,000	*			30,946

Univest Convertible Arbitrage Fund Ltd.	300,000	*			26,525

Ramius Partners II, LP	300,000	*			26,525

Name of Selling Securityholders	Aggregate Principal Amount of Notes at Maturity that May be Sold (1)	Percentage of Notes Outstanding Prior to Resale		Number of Shares of Common Stock Beneficially Owned Prior to Conversion	Common Stock Registered Hereby that May be Sold (2)

Zurich Institutional Benchmarks Master Fund Ltd.	250,000	*			22,104

Relay 11 Holdings Co.	250,000	*	%		22,104

Xavex Convertible Arbitrage 4 Fund	200,000	*	%		17,683

Univest Multi Strategy FD—Conv Arb	200,000	*	%		17,683

RBC Alternative Assets LP—Conv Arb	200,000	*	%		17,683

Sphinx Convertible Arbitrage SPC	150,000	*	%		13,262

RBC Alternative Assets LP	150,000	*	%		13,262

Barclays Global Investors Diversified Alpha Plus Funds	150,000	*	%		13,262

WPG MSA Convertible Arbitrage Fund	100,000	*	%		8,841

Sphinx Convertible Arbitrage Fund SPC	28,000	*	%		2,475

Total	$180,000,000	100%		3,461,883	15,915,119

*	Less than 1%
(1)	Assumes none of the holder’s Notes are converted into shares of Common Stock and a cash payment in lieu of any fractional share interests. Assumes offer and sale of all Notes held by the selling securityholder, although the selling securityholder is not obligated to sell any Notes.
(2)	Assumes conversion of all of the holder’s Notes at a conversion price of $11.31. However, this conversion price will be subject to adjustment as described under “Description of the Notes—Conversion Rights.” As a result, the amount of Common Stock issuable upon conversion of the Notes may increase or decrease in the future. Assumes offer and sale of all shares of Common Stock issuable upon conversion of the Notes held by the securityholder, although the selling securityholder is not obligated to sell any shares of Common Stock.
(3)	Includes (1) 2,961,503 shares of Common Stock held by Van Kampen Comstock Fund; (2) 2,900 shares of Common Stock held by Paclife Funds Comstock; (3) 29,600 shares of Common Stock held by GVIT Comstock Value Fund; (4) 50,170 shares of Common Stock held by US Allianz Comstock Fund; (5) 101,600 shares of Common Stock held by Paclife Select Comstock; (6) 48,810 shares of Common Stock held by ING Van Kampen Comstock Portfolio; (7) 3,500 shares of Common Stock held by Van Kampen Value Opportunities Fund; (8) 220,900 shares of Common Stock held by Van Kampen LIT Comstock Portfolio.
(4)	Includes (1) 21,600 shares of common stock held by Allstate Insurance Company; (2) 1,600 shares of common stock held by Allstate New Jersey Insurance Company, an indirect subsidiary of AIC; and (3) 3,100 shares of common stock and 9,700 shares of common stock held by Agents Pension Plan and Allstate Retirement Plan, respectively, each of which are employer sponsored plans maintained for Allstate employees and agents.

The selling securityholders listed above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Notes since the date on which the information is presented in the above table. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements if and when necessary.

PLAN OF DISTRIBUTION

This prospectus relates to the resale from time to time by the selling securityholders of Notes of an aggregate amount of $180,000,000 and Common Stock issuable upon conversion of the Notes. The Notes were issued and sold on June 2, 2003 and June 5, 2003 in transactions exempt from the registration requirements of the Securities Act. The Notes and the Common Stock issuable upon conversion of the Notes are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Notes and the Common Stock issuable upon conversion of the Notes covered by this prospectus. We have registered the Notes and the Common Stock issuable upon conversion of the Notes pursuant to the terms of a registration rights agreement, but registration of these securities does not necessarily mean that any of the securities will be offered and sold by the selling securityholders.

We will not receive any of the proceeds from the offering of Notes or the Common Stock issuable upon conversion of the Notes by the selling securityholders. The selling securityholders may sell all or a portion of the Notes and Common Stock issuable upon conversion of the Notes beneficially owned by them and offered hereby from time to time on any exchange or automated interdealer quotation system on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers, in the over-the-counter market, otherwise than on such exchanges or services in the over-the-counter market; through the writing of options, whether the options are listed on an options exchange or otherwise, or through the settlement of short sales. Alternatively, any of the selling securityholders may from time to time offer the Notes or the Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the Notes and the Common Stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the Notes or Common Stock offering by them hereby will be the purchase price of such Notes or Common Stock less discounts and commissions, if any.

The Notes and Common Stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the Notes and the underlying Common Stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Notes and the underlying Common Stock in the course of hedging their positions. The selling securityholders may also sell the Notes and underlying Common Stock short and deliver Notes and the underlying Common Stock to close out short positions, or loan or pledge Notes and the underlying Common Stock to broker-dealers that in turn may sell the Notes and the underlying Common Stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the underlying Common Stock by the selling securityholders. Selling securityholders may not sell any or all of the Notes and the underlying Common Stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the Notes and the underlying Common Stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our outstanding Common Stock is listed for trading on the Nasdaq National Market. We do not intend to list the Notes for trading on any national securities exchange or on the Nasdaq National Market and we cannot assure you that any trading market for the Notes will develop.

The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the Notes or the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

In addition, in connection with any resales of Notes, any broker-dealer who acquired the Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Broker-dealers may fulfill their prospectus delivery requirements with respect to the Notes (other than a resale of an unsold allotment from the original sale of the outstanding Notes) with this prospectus. In addition, all securityholders effecting transactions in the Notes may be required to deliver a prospectus and any and all supplements or amendments thereto.

Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify each selling securityholder, and each selling securityholder has agreed to indemnify us and each other selling securityholder against certain liabilities arising under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the Notes and the Common Stock issuable upon conversion of the Notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes and Common Stock issuable upon conversion of the Notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the Notes and the underlying Common Stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes and the underlying Common Stock to engage in market-making activities with respect to the particular Notes and the underlying Common Stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the Notes and the underlying Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Notes and the underlying Common Stock.

We will generally be required to use our reasonable best efforts to maintain the effectiveness of the shelf registration statement until the earliest of:

•	June 5, 2005, the second anniversary of the last date on which any Notes were issued to the initial purchasers;

•	the date on which all the Notes and the Common Stock issuable upon conversion of the Notes may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; and

•	the date as of which all the Notes or the Common Stock issuable upon conversion of the Notes have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement.

DESCRIPTION OF NOTES

We issued the Notes under an indenture dated as of June 2, 2003 between us and The Bank of New York, as trustee. A copy of the indenture and the registration rights agreement referred to below is available as set forth under “Where You Can Find More Information”. The following is a summary of material provisions of the indenture and the registration rights agreement and does not purport to be complete. You should refer to all provisions of the indenture and the registration rights agreement, including the definitions of terms contained in those agreements. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. As used in this section, the terms “we,” “us” and “our” refer to Credence Systems Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

The Notes are our general unsecured subordinated obligations, mature on May 15, 2008, and are limited to an aggregate principal amount of $180 million. The Notes are issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. Exchanges and transfers of the Notes will be registered without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

The Notes accrue interest at a rate of 1.50% per annum from June 2, 2003, or from the most recent interest payment date to which interest has been paid or duly provided for. Accrued and unpaid interest will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2003. Interest will be paid to the person in whose name a Note is registered at the close of business on the May 1 or November 1 (which we refer to as the “record dates”) immediately preceding the relevant interest payment date. However, in the case of a Note or portion of a Note repurchased in connection with a designated event on a designated event payment date, during the period from a record date to but excluding the next succeeding interest payment date, accrued interest will be payable on such designated event payment date (unless such Note or portion is converted) to the holder of the Note or portion of the Note repurchased. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If we do not comply with certain terms set forth in the registration rights agreement with respect to the registration of the Notes or the Common Stock issuable upon conversion of the Notes for resale under the shelf registration statement of which this prospectus is a part, holders of the Notes and/or the Common Stock issued upon conversion of the Notes will be entitled to liquidated damages as described under “—Registration Rights” below.

Principal of, interest and liquidated damages, if any, on the Notes are payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

If any interest payment date, liquidated damages payment date or maturity date of a Note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, liquidated damages payment date or maturity date, as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

We will not pay any additional amounts on the Notes to compensate any beneficial owner for any United States tax withheld from payments of principal, interest or liquidated damages, if any, on the Notes.

Unless specifically provided otherwise, when we use the term “holder” in this prospectus, we mean the person in whose name such Note is registered in the security register.

Conversion Rights

The holders of Notes are entitled at any time on or before the close of business on the last trading day prior to the maturity date, subject to prior repurchase, to convert any Notes or portions of Notes (in denominations of $1,000 or integral multiples of $1,000) into our Common Stock, at the conversion price of $11.31 per share of Common Stock (which is approximately equivalent to a conversion rate of 88.4173 shares per $1,000 of Notes), subject to adjustment as described below. The initial conversion price of $11.31 per share of Common Stock represented a 43 percent premium over the last reported sale price of our Common Stock on May 22, 2003, the day on which the original issuance of the Notes to the initial purchaser was first announced. This price was determined through negotiations between us and the initial purchaser.

Except as described below, no adjustment will be made on conversion of any Notes for interest or liquidated damages, if any, accrued on such Notes or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, interest payable on that interest payment date will be payable on that interest payment date notwithstanding the conversion, and the interest will be paid to the holder of the Note on the applicable record date. If Notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, those Notes must be accompanied by funds equal to the interest payable on the succeeding interest payment date on the principal amount so converted; provided, however, that a holder may reduce such payment by the amount of any existing payment default in respect of those Notes. Accordingly, under those circumstances, the holder of the converted Notes will not receive any interest payment for the period from the next preceding interest payment date to the date of conversion.

We are not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu of fractional shares, we will pay a cash adjustment based upon the market price of the Common Stock on the last trading day prior to the date of conversion.

In the event any holder exercises its right to require us to repurchase Notes upon a designated event, such holder’s conversion right will terminate on the close of business on the designated event offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw its election to have the Notes repurchased in accordance with the requirements of the indenture. See “—Repurchase at Option of Holders Upon a Designated Event.”

The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. A notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to The Depository Trust Company (which we refer to as “DTC”) the appropriate instruction form for conversion pursuant to DTC’s conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion, and any funds that may be required as described above shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

(1)	the issuance of Common Stock as a dividend or distribution on Common Stock;

(2)	certain subdivisions and combinations of the Common Stock;

(3)	the issuance to all or substantially all holders of Common Stock of certain rights or warrants to purchase Common Stock at a price per share less than the then current market price (as defined in the indenture);

(4)	the dividend or other distribution to all holders of Common Stock (other than a distribution or dividend of Common Stock) or evidences of our indebtedness, cash or other assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or those dividends or other distributions paid exclusively in cash);

(5)	dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon an event to which the second succeeding paragraph applies) to all holders of Common Stock to the extent such distributions, combined together with:

•	all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus

•	any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and

(6)	the purchase of Common Stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the aggregate consideration, together with:

•	any cash and the fair market value of any other consideration payable in any other tender offer by us or our subsidiaries expiring within 12 months preceding such tender offer in respect of which no adjustment has been made, plus

•	the aggregate amount of any such all-cash distributions referred to in clause (5) to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

We may, instead of making any required adjustment in the conversion price under clause (3) or (4), make proper provision so that each holder of Notes who converts a Note shall be entitled to receive upon conversion, in addition to the shares of Common Stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the Note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (4), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

In the case of:

•	any reclassification or change of our Common Stock or

•	a consolidation, merger, share exchange or combination involving us or a sale or conveyance of our property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of our Common Stock receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which our shareholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount of consideration received per share by a plurality of non-electing shares). Some of the foregoing events may also constitute or result in a designated event requiring us to offer to repurchase the Notes. See “—Repurchase at Option of Holders Upon a Designated Event.”

In the event of a taxable distribution to holders of Common Stock, or other transaction, that results in any adjustment of the conversion price, the holders of Notes may, in some circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. See “Material United States Federal Income Tax Considerations.”

We may, from time to time, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days notice of the decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

No adjustment in the conversion price will be required unless the adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

Subordination

The payment of principal of, interest and liquidated damages, if any, on, the Notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of Notes will be entitled to receive any payment with respect to the Notes.

In the event of any acceleration of the Notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the Notes are entitled to receive any payment or distribution in respect of the Notes. If payment of the Notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt and any trustee for such senior debt of the acceleration.

No payment on account of principal of, interest and liquidated damages, if any, on, or any other amounts due on the Notes, including, without limitation, any designated event payment, and no redemptions, repurchase or other acquisition of the Notes may be made unless:

•	full payment of amounts then due on all of our designated senior debt has been made or duly provided for pursuant to the terms of the instrument governing such designated senior debt, and

•	at the time of, or immediately after giving effect to, any such payment, redemptions, repurchase or other acquisition, there does not exist under any designated senior debt or any agreement pursuant to which any designated senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such designated senior debt being declared due and payable.

In addition, the indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a “payment blockage notice”) to us and the trustee that a non-payment default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the Notes and no repurchase or other acquisition of the Notes will be made for the period ending on the earliest of:

•	the date on which such event of default shall have been cured or waived,

•	179 days from the date the payment blockage notice is received, and

•	the date the payment blockage notice is withdrawn by the holders of our designated senior debt.

Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the Notes in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the Notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.

By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

As of October 31, 2003, we had no outstanding indebtedness that would have constituted senior debt. The indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

In the event that, notwithstanding the foregoing, the trustee or any holder of Notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the Notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.

“Designated senior debt” means any particular senior debt which has at the time of the payment event of default or the giving of the payment blockage notice, as the case may be, an aggregate outstanding principal amount in excess of $5 million, if the instrument creating or evidencing the same or the assumption thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt).

“Senior debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred or assumed (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include:

•	indebtedness evidenced by the Notes;

•	any liability for federal, state, local or other taxes owed or owing by us;

•	our indebtedness to any of our subsidiaries;

•	our trade payables and accrued expenses (including, without limitation, accrued compensation) for goods, services or materials purchased or provided in the ordinary course of business;

•	any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Notes; and

•	guarantees of obligations of others.

Sinking Fund

The Notes are not entitled to any sinking fund.

Repurchase at Option of Holders Upon a Designated Event

Upon the occurrence of a designated event, each holder of Notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder’s Notes pursuant to the offer described below (which we refer to as the “designated event offer”) at an offer price in cash equal to 100% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any, on such Notes to but excluding the repurchase date (which we refer to as the “designated event payment”). Within 20 days following any designated event, we will mail a notice to each holder describing the transactions that constitute the designated event and offering to repurchase Notes pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a designated event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. We will comply with this rule to the extent applicable at that time.

On the date specified for termination of the designated event offer, we will, to the extent lawful:

•	accept for payment all Notes or portions of the Notes properly tendered pursuant to the designated event offer;

•	deposit with the paying agent an amount equal to the designated event payment in respect of all Notes or portions of the Notes so tendered; and

•	deliver or cause to be delivered to the trustee the Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of the Notes being purchased by us.

On the date specified for payment of the designated event payment (which we refer to as the “designated event payment date”), which may not be later than 35 days following the designated event, the paying agent will promptly mail to each holder of Notes so accepted the designated event payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The foregoing provisions would not necessarily afford holders of the Notes protection in the event of leveraged or other transactions involving us that may adversely affect holders.

The right to require us to repurchase Notes as a result of a designated event could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the Notes at the designated event payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management. Such right may also limit a shareholder’s ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

Except as described above with respect to a designated event, the indenture does not contain provisions that permit the holders of the Notes to require us to repurchase the Notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into transactions, including refinancings, recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a designated event under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at the time or substantially reduce or eliminate our assets.

The terms of our future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any Notes and may also provide that a designated event, as well as other change of control events related to us, would constitute an event of default under such agreements. In addition, even if such event of default did not occur under the senior debt, the repurchase right itself could create an event of default under the senior debt. The occurrence of such event of default could cause any repurchase of the Notes, absent a waiver, to be blocked by the subordination provisions of the Notes. If a designated event occurs at a time when we are prohibited from purchasing Notes, we could seek the consent of our then-existing lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing Notes. In such case, our failure to purchase tendered Notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In any such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of Notes.

A “designated event” will be deemed to have occurred upon a change of control or a termination of trading.

A “change of control” will be deemed to have occurred when:

•	any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock;

•	we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding Common Stock is reclassified into or exchanged for any other property or security, unless our stockholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

•	we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries);

•	any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, the board of directors of the successor corporation to us); or

•	any time we undertake a liquidation, dissolution, or winding up.

However, a change of control under the first three bullet points above will not be deemed to have occurred if:

•	the daily market price per share of Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the first bullet point above) or the period of 10 consecutive trading days ending immediately before the change of control (in the case of a change of control under the second and third bullet above) shall equal or exceed 105% of the conversion price of the Notes in effect on the date of the change of control or the public announcement of the change of control, as applicable; or

•	at least 95% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of Common Stock that are, or upon issuance will be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of “all or substantially all” of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase Notes as a result of a lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

A “termination of trading” will be deemed to have occurred if our Common Stock (or other Common Stock into which the Notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.

Merger and Consolidation

The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets to another corporation, person or entity as an entirety, or substantially as an entirety, unless:

•	either (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, interest and liquidated damages, if any, on all the Notes and the performance of each of our covenants under the Notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such successor person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which individually or in the aggregate constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if the successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the Notes.

Registration Rights

On June 2, 2003 we entered into a registration rights agreement with the initial purchaser of the Notes. The following summary is not complete. It summarizes some, but not all, of the provisions of the registration rights agreement. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part, and you should read the actual terms of the agreement for the definitive terms and conditions.

Pursuant to the registration rights agreement, we have filed with the SEC a shelf registration statement, of which this prospectus is a part. We will generally be required to maintain the effectiveness of the shelf registration statement until the earliest of:

•	June 5, 2005, the second anniversary of the last date on which any Notes were issued to the initial purchaser;

•	the date on which all the Notes and the Common Stock issuable upon conversion of the Notes may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; and

•	the date as of which all the Notes or the Common Stock issuable upon conversion of the Notes have been sold either under Rule 144 under the Securities Act (or any similar provision then in force) or pursuant to the shelf registration statement.

If the shelf registration statement ceases to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale and transfer of restricted securities for a period of time (including any suspension period) which exceeds 90 days in the aggregate in any 12-month period, 45 days in the aggregate in any fiscal quarter or 60 consecutive days in any 12-month period during the period we are required to keep the shelf registration statement continuously effective (each of which we refer to as a “registration default”), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to:

•	0.25 percent (or 25.0 basis points) per annum per $1,000 principal amount of Notes or $2.50 per annum per 88.4173 shares of our Common Stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing, and

•	0.50 percent (or 50.0 basis points) per annum per $1,000 principal amount of Notes or $5.00 per annum per 88.4173 shares of our Common Stock (subject to adjustment as set forth above) constituting transfer restricted securities, for any additional days during which such registration default has occurred and is continuing.

We have agreed to pay all accrued liquidated damages on each date specified in the registration rights agreement. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

“Transfer restricted securities” means each Note and any share of our Common Stock issued or issuable on conversion of the Notes until the date on which such Note or share, as the case may be:

•	has been transferred pursuant to the shelf registration statement, of which this prospectus is a part, or another registration statement covering such Note or share which has been filed with the SEC pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act;

•	has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); or

•	may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the SEC).

A holder of Notes or our Common Stock issuable upon conversion of the Notes that sells such securities pursuant to a shelf registration statement:

•	will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

•	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

We will be permitted to suspend the use of this prospectus for a period (which we refer to as a “suspension period”) not to exceed 90 days in the aggregate in any l2-month period, 45 days in the aggregate in any fiscal quarter or 60 consecutive days in any 12-month period, during the period which we are required to keep the shelf registration statement continuously effective under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We are paying and will pay all expenses of the shelf registration statement; however, each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

Events of Default and Remedies

An event of default is defined in the indenture as being:

(1)	default in payment of the principal of the Notes when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2)	default for 30 days in payment of any installment of interest on or liquidated damages, if any, with respect to the Notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

(3)	default in the payment of the designated event payment in respect of the Notes on the date for such payment, whether or not such payment is prohibited by the subordination provisions of the indenture;

(4)	failure to provide timely notice of a designated event;

(5)	default by us for 30 days after notice in the observance or performance of any other covenants in the indenture;

(6)	default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries (or the payment of which is guaranteed or secured by us or any of our subsidiaries), which default

•	is caused by a failure to pay when due any principal of such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled, and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $10,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after notice;

(7)	failure by us or any of our material subsidiaries to pay final, nonappealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

(8)	certain events involving our bankruptcy, insolvency or reorganization or that of any of our material subsidiaries.

If an event of default (other than an event of default specified in clause (8) with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes, by written notice to us and the trustee, may declare the unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on all the Notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the Notes to the contrary, but subject to the provisions limiting payment described in “—Subordination.” If any event of default specified in clause (8) occurs with respect to us, all unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on the Notes then outstanding will automatically become due and payable, subject to the provisions described in “—Subordination,” without any declaration or other act on the part of the trustee or any holder of Notes.

Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. A holder of a Note will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

•	such holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the Notes have made a written request of, and offered indemnification satisfactory to, the trustee to begin such proceeding;

•	the trustee has not started such proceeding within 30 days after receiving the request; and

•	the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the Notes during those 30 days.

Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, interest or liquidated damages, if any, on the Notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the trustee may rescind any acceleration of the Notes and its consequences if all existing events of default (other than the nonpayment of principal of, interest and liquidated damages, if any, on the Notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

Except as provided in the next sentence, the holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all the Notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, interest and liquidated damages, if any, on the Notes (other than the nonpayment of principal of, interest and liquidated damages, if any, that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of Notes. A waiver of any of the provisions of Article II of the indenture (which relates to subordination) will require the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such waiver would adversely affect the holders of the Notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Book-Entry; Delivery and Form; Global Notes

The Notes have initially been evidenced by permanent global notes in definitive, fully-registered form without interest coupons, deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Qualified Institutional Buyers, as defined in Rule 144A under the Securities Act, who initially purchased Notes in reliance on that rule may hold their interests in the global notes directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Investors who initially purchased Notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global notes directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking, societe anonyme, or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Except in the limited circumstances described below, holders of Notes represented by interests in the global notes will not be entitled to receive Notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the initial issuance of the global notes, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. The accounts to be credited were designated by the initial purchaser of such beneficial interests. Ownership of beneficial interests in the global notes was limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants). Interest in the global notes may be more difficult to pledge because of the lack of a physical note.

So long as DTC or its nominee is the registered holder and owner of the global notes, DTC or such nominee, as the case may be, will be considered the sole legal owner of the Notes represented by the global notes for all purposes under the indenture and the Notes. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to receive Notes in definitive form and will not be considered to be the owners or holders of any Notes under the global notes or the indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of and interest and liquidated damages, if any, on the Notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we nor the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the Notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

Unless and until it is exchanged in whole or in part for Notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global notes from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global notes settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global notes by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, Euroclear and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

We expect that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Notes, DTC will exchange the global notes for Notes in definitive form, which it will distribute to its participants.

If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days of becoming aware that DTC has ceased to be a registered clearing agency, we will issue Notes in fully registered, definitive form in exchange for the global notes.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

•	reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the mandatory repurchase of the Notes;

•	reduce the rate of, or change the time for payment of, interest or liquidated damages on any Notes;

•	waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

•	make any Note payable in money other than that stated in the indenture and the Notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of Notes to receive payments of principal of, or interest or liquidated damages, if any, on, the Notes;

•	waive a mandatory repurchase payment with respect to any note;

•	except as permitted by the indenture, increase the conversion price or, other than as set forth in the second succeeding paragraph, modify the provisions of the indenture relating to conversion of the Notes in a manner adverse to the holders; or

•	make any change to the abilities of holders of Notes to enforce their rights under the indenture.

In addition, any amendment to the provisions of Article 11 of the indenture (which relates to subordination) will require (1) the consent of the holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of holders of Notes and (2) the consent of each holder of senior debt if such amendment would diminish the rights of such holder of senior debt.

Notwithstanding the foregoing, without the consent of any holder of Notes, we and the trustee may amend or supplement the indenture or the Notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the Notes;

•	provide for uncertificated Notes in addition to or in place of certificated Notes;

•	provide for the assumption of our obligations to holders of Notes in the circumstances required under the indenture as described under “—Merger and Consolidation”;

•	provide for conversion rights of holders of Notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Satisfaction and Discharge

We may discharge our obligations under the indenture (excluding certain obligations, such as the obligation to make principal and interest payments in respect of the Notes and to issue Common Stock upon conversion of the Notes) while Notes remain outstanding if all outstanding Notes become due and payable at their scheduled maturity within one year, or are delivered to the trustee for conversion in accordance with the indenture and, we have

•	deposited with the trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity; and

•	paid all other sums then payable by us under the indenture.

Governing Law

The indenture provides that the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any Note selected for repurchase or surrendered for conversion.

The registered holder of a Note will be treated as the owner of it for all purposes.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will file with the SEC and furnish to the trustee and the holders of Notes all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We shall not be required to file any report or other information with the SEC if it does not permit such filing.

The Trustee

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the Notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of Notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the Notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the Notes.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is qualified by reference to our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, the Certificate of Designation of our Series A Junior Participating Preferred Stock and our rights agreement.

Our authorized capital stock consists of 150,000,000 shares of Common Stock, $0.001 par value per share, of which 63,832,140 shares were outstanding as of October 31, 2003, and 1,000,000 shares of preferred stock, $0.001 par value per share, none of which is outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. As a result, the holders of a majority of the shares voting in the election of directors can elect all of the directors then standing for election. In the event of our liquidation or dissolution, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of any preferred stock then outstanding. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are, and the shares to be issued upon conversion of the Notes in accordance with the terms thereof will be, fully paid and nonassessable.

Pursuant to our rights agreement, each share of our Common Stock trades with a right to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share under certain circumstances. For a description of these rights, see “—Rights Agreement” below.

Preferred Stock

We are authorized to issue 730,000 shares of “blank check” preferred stock that may be issued from time to time in one or more series upon authorization by the Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. We have no current plans to issue any preferred stock.

Series A Junior Participating Preferred Stock

In connection with the adoption of the rights agreement, our Board of Directors has designated 270,000 shares of preferred stock as Series A Junior Participating Preferred Stock. Each share of Series A Junior Participating Preferred Stock purchasable upon exercise of the rights will be entitled, when, as and if declared, to a dividend of 1,000 times the dividend declared per share of Common Stock. In the event of our liquidation, the holder of a share of Series A Junior Participating Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Junior Participating Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. Units (as defined below) of Series A Junior Participating Preferred Stock purchasable upon exercise of the rights will not be redeemable. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series A Junior Participating Preferred Stock, the value of one-thousandth of a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each right should approximate the value of one share of Common Stock.

Limitation of Liability and Indemnification Matters

Our Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that we shall indemnify our directors and may indemnify our officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions in such capacity, regardless of whether the Bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws and Amended and Restated Certificate of Incorporation. These agreements, among other things, indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as a director or executive officer of Credence or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Delaware Anti-Takeover Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. By virtue of our decision not to elect out of the statute’s provisions, the statute applies to us. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Stockholders who are officers and directors or their affiliates may be able to significantly influence the election of our directors and the determination of the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. Certain provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and equity compensation plans and Delaware law may also discourage certain transactions involving a change in control of the Company. This may, when combined with our classified Board of Directors and the ability of the Board of Directors to issue blank check Preferred Stock without further stockholder approval, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

Rights Agreement

Our board of directors has adopted a rights agreement. The rights agreement provides for a dividend distribution of one right on each share of Common Stock. Each right entitles the holder to buy  1/1000th of a share (a “Unit”) of our Series A Junior Participating Preferred Stock at a price of $165. Subject to limited exceptions, the rights will become exercisable upon the earlier to occur of (i) the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding Common Stock, and thereby becomes an “acquiring person,” or (ii) ten business days following the commencement of, or announcement of our intention to make, a tender offer or exchange offer, the consummation of which would result in the ownership by the person or group of 15% or more of our outstanding Common Stock. We will be entitled to redeem the rights at $0.001 per right at any time on or prior to the close of business of the first date of public announcement that a person or group has become an acquiring person.

The operation of the rights agreement could make it more difficult for us to be acquired by another company, even if our acquisition is in the best interests of our stockholders. The rights will cause substantial dilution to a person or group that acquires 15% or more of our Common Stock on terms not approved by the board of directors.

The rights will expire on June 1, 2008 unless extended, earlier redeemed, or exchanged by us. Equiserve Trust Company, N.A. (formerly known as BankBoston, N.A.) is the rights agent.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Equiserve Trust Company, N.A. Its telephone number is (781) 575-2000.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes material U.S. Federal income tax consequences to holders of Notes and the Common Stock issuable upon conversion of the Notes. However, the discussion is limited in the following ways:

•	The discussion only covers you if you hold your Notes and the Common Stock issuable upon conversion of the Notes as capital assets (that is, for investment purposes), and if you do not have a special tax status. For example, this discussion does not cover you if you are a bank, thrift, real estate investment trust, regulated investment company, insurance company, S corporation, dealer in securities or currencies, tax-exempt investor, or if you hold your Notes or the Common Stock issuable upon conversion of the Notes as part of a hedge, conversion or constructive sale transaction, straddle, “synthetic security” or other integrated transaction for U.S. Federal income tax purposes, or if your functional currency is not the U.S. dollar. Furthermore, in general, this discussion does not address the tax consequences applicable to you if you are treated as a partnership or other passthrough entity for U.S. Federal income tax purposes, or if you hold your Notes or Common Stock through a partnership or passthrough entity.

•	The discussion does not cover all of the tax consequences that may be relevant to you in light of your particular tax situation.

•	This summary is for general purposes only; it does not address all potential tax considerations, and it does not provide a complete or detailed discussion of the matters that are discussed below. The information provided below is based on existing and generally applicable U.S. Federal income tax authorities, including the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions and administrative pronouncements. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service (the “IRS”) or the courts might interpret the existing authorities differently.

•	The discussion does not cover any alternative minimum tax consequences, U.S. Federal estate or gift tax laws or the laws of any state, local or foreign government that may be applicable to the Notes or the Common Stock issuable upon conversion of the Notes.

•	We have not requested a ruling from the IRS on the tax consequences of owning the Notes or the Common Stock issuable upon conversion of the Notes. As a result, the IRS could disagree with portions of this discussion.

A “U.S. Holder” is a citizen or resident of the United States or a domestic corporation or a person or entity who is otherwise subject to U.S. Federal income tax on a net income basis in respect of the Notes or the Common Stock issuable upon conversion of the Notes. All references to “holders” (including U.S. Holders) in this section are to beneficial owners of the Notes or the Common Stock issuable upon conversion of the Notes.

The term “Non-U.S. Holder” refers to any beneficial owner of a Note or the Common Stock issuable upon conversion of the Notes who or which is not a U.S. Holder.

If you are considering buying Notes or Common Stock, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the Notes and the Common Stock, including the conversion of the Notes into Common Stock, and the application of the U.S. Federal income tax laws to your particular situation.

U.S. Holders

Taxation of Interest.    U.S. Holders will be required to recognize as ordinary income any “qualified stated interest” (as defined below under “Original Issue Discount”) paid or accrued on the Notes, in accordance with their regular method of accounting for U.S. Federal income tax purposes. In addition, the U.S. Holders will be required to include in income accrued original issue discount as described below.

Original Issue Discount.    Original issue discount generally will arise if the “stated redemption price at maturity” of a Note exceeds its “issue price” by more than a de minimis amount (generally 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity). The “issue price” of each Note in a particular issue is the first price at which a substantial amount of that issue is sold to the public, not including any sales to an underwriter, placement agent or similar person. The “stated redemption price at maturity” of a Note is equal to the sum of all payments to be made on the Note other than “qualified stated interest.” “Qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually during the entire term of the Note at a single fixed rate that appropriately takes into account the length of the interval between payments.

The Notes were issued with original issue discount. U.S. Holders of Notes issued with original issue discount generally must include original issue discount in gross income on a “constant yield” basis, in advance of the receipt of cash attributable to that income and regardless of the holders’ usual method of tax accounting. The amount of original issue discount includible in income by the U.S. Holder of an original issue discount note is the sum of the “daily portions” of original issue discount with respect to the note for each day during the taxable year or portion of the taxable year on which that U.S. Holder held such note. The daily portion is determined by allocating to each day in any “accrual period” (generally, the period between interest payment dates) a pro rata portion of the original issue discount allocable to that accrual period. The amount of original issue discount allocable to any accrual period is an amount equal to the excess, if any, of (i) the product of the note’s adjusted issue price at the beginning of the accrual period and its yield to maturity, properly adjusting for the length of the accrual period, over (ii) the aggregate of all “qualified stated interest” payments allocable to the accrual period.

The yield to maturity of a Note equals the discount rate that, when used to compute the present value of all principal and interest payments under the note, produces a present value equal to the issue price of the note. The “adjusted issue price” of a Note at the beginning of any accrual period generally is equal to its issue price (i) increased by the accrued original issue discount for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below; and (ii) reduced by any payments made on the note, other than payments of “qualified stated interest,” on or before the first day of the accrual period, and reduced by previously allocable acquisition or bond premium.

Under these “constant yield” rules, U.S. Holders generally will have to include in income increasingly large amounts of original issue discount in successive accrual periods. However, U.S. Holders of original issue discount Notes generally will not be required to include separately in income cash payments received on the Notes, even if denominated as interest, to the extent those cash payments do not constitute “qualified stated interest.”

Liquidated Damages.    We may be required to make additional payments to holders of the Notes as liquidated damages if, in certain circumstances, the use of the registration statement of which this prospectus is a part is suspended, as described under “Description of Notes—Registration Rights.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe and intend to take the position that the possibility is remote that we will make any of the payments in excess of stated interest or principal described above. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position on their U.S. Federal income tax return. If, contrary to expectations, we pay additional amounts to holders of the Notes as liquidated damages for a suspension of the use of the registration statement of which this prospectus is a part, as described under “Description of Notes—Registration Rights,” U.S. Holders would be required to recognize additional interest income. If the IRS were to assert successfully that the possibility that we will make any of the payments in excess of stated interest or principal described above is not remote, the timing and character of your income from the Notes (including any payments of liquidated damages) may be different than described herein. In particular, if the Notes were deemed to be contingent payment debt instruments, you might be required to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain. If you are considering the purchase of Notes, you should consult your tax advisor regarding the possible application of the contingent payment debt instrument rules to the Notes. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments.

Constant Yield Election for All Interest.    U.S. Holders may generally elect to include in income all interest on any Note under the constant yield method described above. For purposes of this election, interest includes each of the following, as adjusted by any acquisition premium and bond premium stated interest, original issue discount (including de minimis original issue discount), market discount, and de minimis market discount. In general, the election is made for a particular Note in the taxable year in which the U.S. Holder acquired the note, and may not be revoked without the consent of the IRS. U.S. Holders should consult with their own tax advisors about this election.

Market Discount.    If you purchase a Note for an amount that is less than its adjusted issue price (as defined above under “Original Issue Discount”), you will be treated as having purchased such Note at a “market discount,” unless such market discount is less than a specified de minimis amount.

Under the market discount rules, you will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which you have not previously included in income and that is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably on a straight-line basis during the period from the date of acquisition to the stated maturity date of the note, unless you elect to accrue market discount on a constant yield basis. Such an election shall apply only to the Notes with respect to which you make it and may not be revoked. If a Note with accrued market discount is converted into Common Stock pursuant to the conversion feature, the amount of such accrued market discount not previously included in income generally will be taxable as ordinary income on disposition of the Common Stock.

You may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness you incurred or maintained to purchase or carry a note with market discount until the stated maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount.

You may elect to include market discount in income currently as it accrues (on either a straight-line or a constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply to you. Generally, such currently included market discount is treated as ordinary interest for U.S. Federal income tax purposes. Such an election will apply to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Acquisition Premium.    A U.S. Holder that purchases an original issue discount note for an amount that is greater than its adjusted “issue price” (as defined above) but equal to or less than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest will be considered to have purchased that note at an “acquisition premium.” The amount of original issue discount which the U.S. Holder must include in its gross income with respect to the note for any taxable year will be reduced (but not below zero) by the portion of the acquisition premium allocable to that year under applicable rules.

Amortizable Bond Premium.    A U.S. Holder whose purchase price for a Note is greater than the sum of all amounts payable on the Note after the purchase date (other than payments of qualified stated interest) will be considered to have purchased the Note with amortizable bond premium equal in amount to such excess. Except to the extent that the bond premium is attributable to the conversion feature of the note, the U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note, and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. A U.S. Holder who elects to amortize bond premium must reduce such holder’s tax basis in the Note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder, and may be revoked only with the consent of the IRS.

Sale or Exchange of Notes.    On the sale or exchange (other than by exercise of the conversion right) of your note:

•	You will have taxable gain or loss equal to the difference between the amount that you receive (to the extent such amount does not represent accrued but unpaid qualified stated interest, which will be treated as such) and your adjusted tax basis in the note. Your adjusted tax basis in a Note will, in general, be your cost for the note, increased by original issue discount or market discount that you previously included in income with respect to the note, and reduced by any amortized premium and any cash payments on the Note other than “qualified stated interest”.

•	Except as described above with respect to market discount, your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the Note for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at favorable rates relative to the rates imposed on ordinary income (other than dividends received prior to 2009). Short-term capital gains (capital gains other than long-term capital gains) recognized by non-corporate taxpayers and generally all capital gains recognized by corporate taxpayers are taxable at the same tax rates as are imposed on ordinary income. The deductibility of capital losses is subject to limitations.

Conversion of Notes into our Common Stock.    If you convert your Notes into our Common Stock:

•	You generally will not recognize any income, gain or loss on the conversion of the Notes into our Common Stock, except if you receive cash in lieu of a fractional share.

•	Your tax basis in our Common Stock received upon conversion of the Notes will be equal to your aggregate adjusted tax basis in the Notes converted, less any portion allocable to cash received in lieu of a fractional share.

•	The holding period of the Common Stock you receive upon conversion of Notes generally will include the period during which you held the Notes prior to the conversion.

•	Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the Notes for more than one year at the time of conversion.

Distributions on our Common Stock.    Distributions on our Common Stock will constitute dividends for U.S. Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles and will be taxable at ordinary income tax rates. In the case of a non-corporate U.S. Holder, such dividend income will generally be taxable at a reduced rate until 2009. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

To the extent that you receive distributions on our Common Stock that would otherwise constitute dividends for U.S. Federal income tax purposes, but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the Common Stock. Any distribution in excess of your basis in the Common Stock will be treated as capital gain, and will be long-term capital gain if you held the Note for more than one year.

Deemed Distributions.    The conversion rate of the Notes is subject to adjustment under certain circumstances, as described under “Description of Notes—Conversion Rights.” Adjustments to the conversion rate made pursuant to the appropriate adjustment formula which have the effect of preventing the dilution of the interests of the holders of the Notes generally will not be considered to result in a constructive distribution of stock where the adjustment does not compensate holders of Notes for taxable distributions to holders of our Common Stock. However, certain adjustments to the conversion rate may cause you to be treated as having received a distribution, even though you do not receive any cash or property, and whether or not you ever exercise the conversion right. For example, an increase in the conversion rate of the Notes in the event of a distribution of our evidences of indebtedness to holders of our Common Stock or in the event of a cash dividend generally will result in a deemed distribution to U.S. Holders of Notes. Such a distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under “—U.S. Holders—Distributions on our Common Stock.”

Sale or Exchange of Common Stock.    If you sell or exchange your shares of our Common Stock, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares of Common Stock for more than one year.

Non-U.S Holders

Taxation of Interest.    Payments of interest (including original issue discount and liquidated damages) on a Note will not be subject to U.S. Federal withholding tax when such interest is effectively connected with your conduct of a trade or business in the United States. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. Holder with respect to interest payments on a Note if such interest is effectively connected with your conduct of a trade or business in the United States and you complete IRS Form W-8ECI (and if you are a corporate Non-U.S. Holder, you may also be subject to an additional “branch profits” tax with respect to such interest). Payments of interest not effectively connected with your conduct of a trade or business in the United States will not be subject to U.S. Federal withholding tax, provided that in the case of an interest payment:

•	you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

•	you are not a controlled foreign corporation that is related to us within the meaning of U.S. Federal income tax laws; and

•	you are either (A) the beneficial owner of the Note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of your trade or business (a “financial institution”) and holds Notes, and you certify under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner or by a financial institution between you and the beneficial owner and you furnish the payor with a copy thereof, unless in each case the payor or agent knows or has reason to know that you are not entitled to an exemption.

If you do not satisfy these requirements, U.S. Federal withholding tax may be reduced or eliminated under an applicable tax treaty assuming you properly certify your entitlement to the benefit under such treaty. Additional exemptions may also apply to holders who hold their Notes through “qualified intermediaries” within the meaning of U.S. Federal income tax laws.

The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for an exemption will be subject to U.S. Federal withholding tax at the rate of 30%.

Conversion of the Notes into our Common Stock.    Conversion of the Notes into our Common Stock generally will not be a taxable event to you. To the extent you receive cash in lieu of a fractional share of Common Stock upon conversion, such cash may give rise to a gain that would be subject to the rules described below under “—Gain on Disposition of the Notes and Common Stock.”

Dividends.    Dividends, if any, paid on the Common Stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see “—U.S. Holders—Deemed Distributions” above), generally will be subject to a 30% U.S. Federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade of business in the United States (and if you are a corporate Non-U.S. Holder, you may also be subject to an additional “branch profits” tax with respect to such dividends). You will not be entitled to a reduction in or an exemption from U.S. Federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

Gain on Disposition of the Notes and Common Stock.    You generally will not be subject to U.S. Federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our Common Stock unless:

•	you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and certain other requirements are met;

•	the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with your conduct of a trade or business in the United States or, if you are a treaty resident, attributable to a permanent establishment or a fixed base in the United States;

•	you are subject to the provisions of U.S. tax law applicable to certain United States expatriates; or

•	in the case of Common Stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the Common Stock, a U.S. real property holding corporation (USRPHC) for U.S. Federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future.

Backup Withholding and Information Reporting

U.S. Holders.    Payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the Notes or shares of Common Stock issuable upon conversion of the Notes may be subject to U.S. Federal backup withholding tax at the applicable rate (currently 28%) if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Such payments are generally subject to information reporting whether or not withholding applies. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. Federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders.    A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a United States person in order to avoid U.S. Federal backup withholding tax or information reporting with respect to our payment of principal and interest on the Notes, or the proceeds of the sale or other disposition of the Notes. In addition, we generally must report annually to the IRS and to each Non-U.S. Holder the amount of any interest or dividends paid to and the tax withheld (if any) with respect to such Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

The preceding discussion of material U.S. Federal income tax considerations is for general information only. It is not tax advice. You should consult your own tax advisor regarding the particular U.S. Federal, state, local, and foreign tax consequences of the ownership of the Notes or Common Stock, including the effect of any change or proposed change in applicable laws.

LEGAL MATTERS

The validity of the Notes and the shares of Common Stock issuable upon conversion of the Notes offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements and the financial statement schedule of Credence Systems Corporation at October 31, 2002 and 2001, and for each of the three years in the period ended October 31, 2002, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference elsewhere herein which, as to the years 2001 and 2000, are based in part on the reports of Arthur Andersen LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.